Exhibit 99.3

Alibaba Unveils Five-Year Goals for China Consumer Business

Aims to serve over 1 billion consumers, top RMB10 trillion GMV by fiscal 2024

Hangzhou, China, September 24, 2019 — Alibaba Group Holding Limited (NYSE: BABA, “Alibaba” or “the Company”) today announced the Company aims to serve over one billion annual active consumers and achieve over RMB10 trillion in annual gross merchandise volume (“GMV”) through its China consumer business by the end of fiscal 2024.

The Company’s China consumer business covers primarily its China retail marketplaces, digital media and entertainment, as well as local consumer services.

Speaking at Alibaba’s annual Investor Day in Hangzhou, Alibaba Group Executive Chairman and CEO Daniel Zhang told an audience of over 600 from the investing community that the Company remains true to the mission it laid out over 20 years ago of making it easy to do business anywhere. Empowering merchants with the data technology and cloud intelligence is essential to fulfill this mission in the digital era.

Zhang offered some updates and new metrics on Alibaba’s digital economy for the 12 months ended June 30, 2019, both inside China and globally. The Company had 730 million annual active consumers from its China consumer business during the period. Together with approximately 130 million annual active consumers in its cross border and global retail commerce business, Alibaba has approximately 860 million annual active consumers globally.

Alipay, meanwhile, had approximately 900 million annual active users in China. Together, Alibaba Group and Ant Financial have around 960 million users in China.

While 85% of Chinese in developed areas have tapped into Alibaba’s China retail marketplaces, the penetration rate is only 40% in less-developed areas, offering a tremendous opportunity to reach underserved consumers there and improve their lives.

Even as absolute consumer numbers continue to rise, Zhang said it is just as important to view consumer needs holistically and serve them across all platforms in the Alibaba economy.

“Today, we are creating and fulfilling new consumption needs with a view to focus on growing our digital consumer population as a whole. We can unlock tremendous synergies between our various consumer-facing businesses to convert and harvest incremental customers across the Alibaba digital economy,” said Zhang.

Alibaba’s five-year goals for its China consumer business put it on the path of meeting its longer-term global ambitions to serve two billion customers, support 10 million profitable SMEs and help create 100 million jobs by 2036.

Underpinning the Company’s projected growth is the Alibaba Business Operating System, a full suite of digital tools that marries Alibaba’s commerce ecosystem and its cloud intelligence technology to empower brands and companies to reach more customers, better understand their needs and deepen engagement with them.

“We have always viewed technology through the lens of real business applications. We don’t view technology in isolation,” said Zhang. “We believe in the marriage of commerce and technology. This has always been Alibaba’s unique value proposition.”

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About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere in the digital era. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a company that lasts at least 102 years.

Media Contact

Adam Najberg

Alibaba Group

+852 5474 3262

adam.najberg@alibaba-inc.com

Safe Harbor Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provision of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks and uncertainties is included in Alibaba Group’s filings with the SEC. All information provided in this announcement is as of the date of this announcement and are based on assumptions that Alibaba Group believes to be reasonable as of this date, and Alibaba Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.